# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**June 22, 2007**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

On June 22, 2007, Raymond James Financial, Inc. issued a press release disclosing operating data for May 2007. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

**Item 9.01 Financial Statements and Exhibits**

      (d) The following are filed as exhibits to this report:

**Exhibit No.**

      99.1 Press release dated June 22, 2007 issued by Raymond James Financial, Inc.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 22, 2007

By:   /s/ Thomas A James
       Thomas A. James
       Chairman and Chief Executive Officer

By:   /s/ Jeffrey P. Julien
       Jeffrey P. Julien
       Senior Vice President - Finance
       and Chief Financial Officer

# RAYMOND JAMES®

Release No. 0607-10
June 22, 2007

FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS MAY 2007 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"In May 2007, securities and fees, and assets under management increased modestly over May 2006, reflecting the continuation of generally favorable conditions in the equity markets. A combination of good recruiting results and asset appreciation resulted in a 24 percent increase in client total assets over last year. Obviously, Raymond James Bank has continued to experience excellent growth in assets, which augurs well for future profitability," stated Chairman and CEO Thomas A. James.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,650 financial advisors serving 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. Total client assets are approximately $208 billion. Approximately $36.3 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report on Form 10-K and quarterly report ended March 31, 2007 on Form 10-Q, which are available on raymondjames.com and sec.gov.

| | May 2007 (22 business days) | May 2006 (22 business days) | April 2007 (20 business days) |
|---|---|---|---|
| Securities commissions/fees [1] | $149.3 mil. | $138.6 mil. | $151.4 mil. |
| Assets under management [2] | $36.3 bil. | $31.5 bil. | $34.8 bil. |
| # of managed/co-managed underwritings [3] | 11 | 10 | 12 |
| Total customer assets under administration | $208 bil. | $168.3 bil. | $202.8 bil. |
| Raymond James Bank Total Assets [4] | $5.3 bil. | $2.0 bil. | $5.1 bil. |

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for certain less significant international joint ventures.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) This illustrates the progress made in growing the use of Raymond James Bank as a cash sweep option for brokerage clients, thus increasing the Company's net interest earnings.

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For more information, contact Anthea Penrose at 727-567-2824
**Please visit the Raymond James Press Center at raymondjames.com/media.**